                                                       Secure Digital, Inc.

                                                       2 Glenwood Lane

                                                       Huntington New York, 11743

October 24, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington DC

20549

Attention: Ryan Houseal Esq.

Re: Secure Digital, Inc.

We are writing in response to the comment letter dated October 3, 2012.

1.

Since you appear to qualify as an "emerging growth company," as defined in the

Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

We have disclosed on the prospectus cover page that we are an "emerging growth company".

• Describe how and when a company may lose emerging growth company status;

We have disclosed this in the Risk Factors section and In the Company's MD&A.

• Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and State your election under Section 107(b) of the JOBS Act:

We have disclosed this in the Risk Factors section and In the Company's MD&A.

• If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

We have made the election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) and have disclosed this on the Cover page of the Prospectus and in the Company's MD&A.

• If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1),  provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We have noted this comment and have not published , distributed any written communications, research reports to any potential investors , and have no broker dealers participating in the offering.

Risk Factors, page 7 General

We note the disclosures you provide in this section concerning your former auditor. Please address the following:

You disclose that your former independent registered public accounting firm audited the financial statements from inception January 24, 2004 to November 30, 2009. These dates appear incorrect. Based on the copy of the previously issued audit report by your former auditor dated April 1, 2009 included in the financial statement section of this filing, the period audited by your former auditor is January 28, 2004 to November 30, 2008. Please revise your disclosure accordingly.

We have revised this section accordingly

• You disclose that the former independent registered public accounting firm has not re-issued the report that appears in the company' s November 30, 2012 audited financial statements on Form S- 1. As noted in the letter issued to you by Corporation Finance - Office of the Chief Accountant dated April 20, 2012, please revise this disclosure to state that the auditor for the financial statements from the period from inception January 28, 2004 to November 30, 2008 has not consented to the use of its report in the Form S-1. Also, it is unclear why you refer to the November 30, 2012 audited financial statements. As such, please omit this from your disclosure.

We have revised this section accordingly

As a related matter, it is also unclear why you refer to the "November 30, 2009 annual report" on Form S-1. Form S-1 is not an annual report and should not be described as such. Please revise accordingly. Additionally, we note the disclosure that states, in part, ". . . investors have substantial risk associated with the reliance of the report and previously issued financial statements by the Company' s former Independent Registered Public Accounting Firm...." This appears to suggest that your former auditor issued the financial statements. This aspect of the disclosure  should be revised so as not to suggest that the financial statements were issued by your former auditor.  lt should be clear from your disclosure that the financial statements are management's responsibility.

We have revised this section accordingly

4.

We note your response to prior comment 7. Given that it is possible that you may decide not to register a class of securities under Section 12 of the Exchange Act after your registration statement is declared effective, it appears that risk factor disclosure informing readers of how such a decision would affect your disclosure obligations is warranted. Please revise accordingly.

We have noted this comment and have added the following risk factor

"If we do not register a class of securities under Section 12 of the Exchange Act. We will be subject to Section 15(d) of the Securities Exchange Act and investors may not be able to obtain sufficient  information regarding the company and will make our common stock less attractive to investors."

"If we do not register a class of securities under Section 12 of the Exchange Act. we will be subject to Section 15(d) of the Securities Exchange Act and, accordingly, will not be subject to the proxy rules, Section 16 short-swing profit provisions, beneficial ownership reporting, and the bulk of the tender offer rules, therefore,  investors may not be able to obtain sufficient  information regarding the company and will make our common stock less attractive to investors."

"We will require additional capital and financing to continue our business...," Page 9

5.

Your response to prior comment 6 states that you will require $200,000 in additional capital to fund planned Operations for the next 12 months. However, your revised risk factor disclosure indicates that the amount needed is $87,060. Your disclosure in Liquidity and Capital Resources suggests expenditures in excess of $ 87,060. Please revise your disclosure throughout to clarify and consistently state what you anticipate your expenses to be during the 12 months from the date of your next amendment.

We have noted this comment, the reference to $200,000 is a typographical error and we have revised throughout the document our anticipated expenses for the next 12 month period.

"Once we become a reporting company we will be required to provide ...‚" Page 11

6.         We note your revisions in response to prior comment 8; however, your revised disclosure does not discuss any risks. Please revise this risk factor heading and the related disclosure to describe those risks related to the fact that you have not assessed the effectiveness of your disclosure controls and procedures or your internal control over financial reporting. Also, consider informing readers that you will not be required to provide management's report on the effectiveness of your internal control over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company.

We have revised this risk factor with the following disclosure.

We will not be required to comply with certain provisions of the Sarbanes-Oxley Act as long as we remain an "emerging growth company"

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an “emerging growth company” immediately.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Selling Shareholders, page 14

7.

We note your revisions made in response to prior comment 11. Revise your document to affirmatively state, if true, that R.I. Danvers has sole or shared voting and/or dispositive powers over the shares held by Commguard, Inc.

We have noted this comment and have revised this section to reflect that Mr. Danvers is the sole officer and director and has sole voting power over the shares issued to Commguard Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operation Plan of Operation, page 27

8.

We refer to prior comments 13 and 14. We note that while you have not developed a prototype of your product as of the date of this registration statement, you state with certainty that your product will perform as planned. Please revise your document throughout to make clear that the description of your product's performance is based on your expectations and cannot be assured.

We have noted this comment and have revised throughout the document that the description of our product's performance is based on our expectations and cannot be assured.

Liquidity and Capital Resources, page 30

9.

We note that you have provided your cash balance as of May 31, 2012. Please update your disclosure to provide your cash balance as of the most recent date practicable and to ensure that your disclosure regarding the amount of additional capital you expect you will need to fund your planned Operations for a period of at least 12 months is consistent with the updated information. Confirm that your related risk factor disclosure on page 9 is also consistent with your revised disclosure.

We have noted this comment and have revised throughout the document to reflect our cash balance as of the most recent date practicable and the amount of additional capital we expect we will need to fund our planned Operations for a period of at least 12 months, and that the disclosure is consistent with our updated information.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

10.

The audit report dated July 26, 2011 included in your amended Form S-1 filed November 14, 2011 indicates that Madsen and Associates CPA' s audited the financial statements as of and for the year ended November 30, 2009. lt is therefore unclear why the audit report of Madsen and Associates CPA's dated August 15, 2012 contained in your most recently filed amendment indicates that the financial statements as of and for the year ended November 30, 2009 were audited by other auditors who have ceased operations. lt does not appear that your predecessor auditor audited this period based on their audit report dated April 1, 2009. Please advise and have Madsen and Associates CPA's make the appropriate revisions to the introductory paragraphs of their audit report.

Our auditor has made the appropriate revisions to their report dated August 15, 2012.

Yours Truly,

/s/Peter Hodyno

President

The Company hereby acknowledges:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.